

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2018

Christopher May
Vice President & Chief Financial Officer
American Axle & Manufacturing Holdings Inc
One Dauch Drive
Detroit MI 48211

  Re: American Axle & Manufacturing Holdings Inc
   Form 10-K for Fiscal Year Ended December 31, 2017
   Filed February 16, 2018
   File No. 001-14303

Dear Mr. May:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Division of Corporation Finance
        Office of Transportation and Leisure